UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3) [1]

Cortexyme, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

22053A107
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

__________
1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 22053A107

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) Pfizer Inc. 13-5315170
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 600,000 shares of Common Stock, $0.001 par value per share (“Common Stock”) directly held by PF Equity Holdings 4 B.V., a controlled affiliate of Pfizer Inc.
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 600,000 shares of Common Stock held directly by PF Equity Holdings 4 B.V., a controlled affiliate of Pfizer Inc.
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.01%**
12.		TYPE OF REPORTING PERSON CO

* Represents 600,000 shares held directly by PF Equity Holdings 4 B.V. Pfizer Inc. may be deemed to have beneficial ownership over such shares since PF Equity Holdings 4 B.V. is a controlled affiliate of Pfizer Inc.
** Based on 29,877,608 shares of Common Stock outstanding as of October 25, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2021, filed with the SEC on October 29, 2021.

CUSIP No. 22053A107

1.		NAME OF REPORTING PERSON PF Equity Holdings 4 B.V. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY) 98-1625216
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER -0-
	6.	SHARED VOTING POWER 600,000 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER -0-
	8.	SHARED DISPOSITIVE POWER 600,000 Shares of Common Stock
9.
AGGREGATE AMOUNT BENEFICIALLY OWNED
BY EACH REPORTING PERSON 600,000 shares of Common Stock held directly by PF Equity Holdings 4 B.V., a controlled affiliate of Pfizer Inc. formed to hold certain assets owned or controlled by Pfizer or its direct or indirect subsidiaries.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.01%**
12.		TYPE OF REPORTING PERSON OO

** Based on 29,877,608 shares of Common Stock outstanding as of October 25, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on September 30, 2021, filed with the SEC on October 29, 2021.

CUSIP No. 22053A107
SCHEDULE 13G

ITEM 1(a)	NAME OF ISSUER: Cortexyme, Inc. (the “Issuer”).

ITEM 1(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

269 Grand Avenue, South San Francisco, CA 94080

ITEM 2(a)	NAME OF PERSON FILING:

Pfizer Inc. (“Pfizer”)
PF Equity Holdings 4 B.V. (“PEH4”)

PEH4 is a wholly-owned subsidiary of Pfizer formed to hold certain assets owned or controlled by Pfizer or its direct or indirect subsidiaries. The Joint Filing Agreement between Pfizer and PEH4 is filed herewith as Exhibit 99.1.

ITEM 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:

Pfizer: 235 East 42nd Street, New York, NY 10017
PEH4: Rivium Westlaan 142, 2909 LD, Capelle aan den IJssel, Netherlands

ITEM 2(c)	CITIZENSHIP:

Pfizer: Delaware
PEH4: Netherlands

ITEM 2(d)	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value

ITEM 2(e)	CUSIP NUMBER: 22053A107

ITEM 3	STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C):

Not applicable.

(a) Broker or dealer registered under section 15 of the Act (15 U.S.C. 78os).
(b) Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) Investment company registered under section 8 of the Investment Company Act of 1940

CUSIP No. 22053A107
(15 U.S.C. 80a-8).
(e) An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f ) An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g) A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j) A non-US institution, in accordance with §240.13d-1(b)(1)(ii)(J).
(k) Group, in accordance with §230.405 240.13d-1(b)(1)(ii)(K).

If filing as a non-US institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

ITEM 4	OWNERSHIP:

The information requested in this item is incorporated herein by reference to rows 5 through 11 of the respective cover pages of Pfizer and PEH4 to this Schedule 13G.

ITEM 5	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

| X |

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:

Not applicable.

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

CUSIP No. 22053A107

ITEM 9	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 22053A107

EXHIBIT INDEX
Exhibit Description

99.1	Joint Filing Agreement, dated as of February 11, 2022, by and between Pfizer and PEH4.

CUSIP No. 22053A107

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2022

PFIZER INC.
By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Assistant Secretary

PF EQUITY HOLDINGS 4 B.V.

By:	/s/ Susan Grant
Name:	Susan Grant
Title:	Attorney-in-fact